Filed by Time Warner Cable Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.
(Commission File No. 001-33335)

The following communication was made available by Time Warner Cable Inc. on its internal employee website on August 27, 2014:

It’s been approximately 6 months since TWC and Comcast announced plans to merge and employees have a lot of questions about where things stand.  Here, we bring you a detailed look at the regulatory approval process for the Comcast-TWC transaction, from our Law Department and Government Affairs and Policy team.

Q.           What is the current status of the merger review process?

A.
Since the announcement of the merger on February 13, 2014, TWC, together with Comcast, has taken a number of steps to engage with the numerous federal, state, and local regulatory bodies with authority to review and/or approve the merger.  Comcast and TWC have made all of the necessary regulatory filings in connection with the merger and, to the extent approvals have not already been received, the companies are working closely with the relevant agencies to facilitate the processing, review, and grant of all required merger approvals.

At the federal level, the Federal Communications Commission (FCC) and the Antitrust Division of the U.S. Department of Justice (DOJ) have authority to review and approve the merger, although their standards for reviewing mergers differ.  In particular, the FCC is tasked with determining whether the transfer of control of TWC’s licenses and authorizations will serve “the public interest, convenience, and necessity,” while DOJ reviews the transaction to ensure that the merger is consistent with federal antitrust law.

Beginning in early April, Comcast and TWC made a number of filings with the FCC and DOJ to initiate the merger review process.  On April 7, Comcast and TWC filed a number of applications with the FCC that included a detailed “public interest statement,” which explains the various public interest benefits that will flow from the merger.  The public interest statement also explained why the merger will not cause any competitive harm.  Since making those filings, Comcast and TWC representatives have met with FCC officials to provide additional details regarding the merger and to answer questions posed by agency staff members.  TWC expects that additional meetings will occur as the FCC’s staff continues to review the merger applications.

Also in early April, Comcast and TWC made initial filings with the Antitrust Division of DOJ in connection with the merger.  As with the FCC, Comcast and TWC have met (and will continue to meet) with agency officials to facilitate DOJ’s review of the merger.

Concurrent with the federal merger approval process, a number of states and municipalities have authority to review and/or approve the transfer of TWC’s state authorizations and/or local franchises in connection with the merger.  The parties have now filed applications in all 12 states where approval is required.  To date, seven states have granted the parties’ merger-related applications.  Comcast and TWC also have sought approval from more than 400 local franchising authorities to enable the transfer of TWC’s cable franchises to Comcast.  In most cases, the franchise applications will be approved by early fall.

Separate from the regulatory review process, two congressional hearings have been held on the proposed merger.  CFO Artie Minson (before the U.S. Senate Judiciary Committee) and CEO Rob Marcus (before the U.S. House of Representatives Judiciary Committee) testified at these hearings.  Although no further hearings are scheduled at this time, it is possible that TWC will be asked to participate in additional legislative proceedings before the merger is approved.  For example, the New York State Public Service Commission recently concluded a series of three public hearings that gathered input for its review of the merger.

Q.	What are the next steps in the merger approval process?

A.
As noted above, regulatory review of the merger is now underway, and TWC will continue to be actively involved in that process.  In particular, the FCC initiated a public comment period on July 10th during which other service providers, members of the public, and other interested parties may file comments in support of, or opposing, the merger.  Comcast and TWC will have an opportunity to respond to any public comments filed at the FCC.  The commencement of the public comment period also will mark the start of the FCC’s informal 180-day clock for reviewing mergers like this one.  The public comment period concluded in August, after which Comcast and TWC will continue to engage with the FCC as it reviews public comments and proceeds with its review of the merger.

DOJ’s merger review process does not include a similar public comment process.  Rather, TWC expects that Comcast and TWC will remain in regular contact with DOJ officials to assist their review of the parties’ submissions to the agency and answer questions and provide clarification regarding the merger.

At the state and local level, TWC will actively participate in each state’s/municipality’s individual review processes as appropriate, including by remaining engaged with and available to the regulatory officials overseeing the merger review process.

Q.	When will Comcast and TWC stockholders vote on the merger?

A.
As has been mentioned before, stockholders of each of Comcast and TWC will have an opportunity to vote on the issuance of Comcast shares in the merger and the merger agreement, respectively.  Prior to holding any special stockholder meeting in connection with the transaction, Comcast and TWC must complete the Securities and Exchange Commission’s (the “SEC”) review of the related documentation.  On March 20, Comcast filed a preliminary registration statement with the SEC and, on May 23, July 24, August 14 and August 25, it filed amended registration statements. After the SEC finalizes its review and declares the registration statement “effective,” Comcast and TWC will set dates for their special stockholder meetings and will mail the registration statement to their respective stockholders.

Q.
When Comcast and TWC first announced the merger, the companies stated that they expect the deal to close around the end of the year.  Is that still the case?  If not, why not, and what is the updated timeline for the merger closing?

A.
While we should all continue to work to be ready to close at the end of the year, we now expect to complete the merger in early 2015 due to our current expectations regarding the timing of certain regulatory approvals.

Q.
Since the announcement of the Comcast-TWC merger, Comcast announced a separate deal with Charter Communications that involves the transfer of a number of TWC cable systems to Charter.  What are the terms of Comcast’s new deal with Charter?  What is “SpinCo,” and how does it relate to the Comcast-TWC merger and the Comcast-Charter deal?  What impact are these new transactions expected to have on the Comcast-TWC merger?

A.
On April 28, Comcast and Charter announced an agreement pursuant to which Comcast will divest a net total of 3.9 million video customers following the merger.  Pursuant to the agreement reached by Comcast and Charter, following the close of the Comcast-TWC merger, Charter will acquire certain of the former TWC cable systems from Comcast serving approximately 3.0 million video subscribers, and Comcast will acquire cable systems from Charter serving approximately 1.7 million subscribers.

A separate component of the Comcast-Charter transaction involves the creation of a new cable company, currently referred to as “SpinCo,” which will hold cable systems, currently owned by Comcast, serving approximately 2.5 million video subscribers.  No existing TWC cable systems will be transferred to SpinCo.  Charter will own approximately 33 percent of SpinCo and will provide management services to the new entity.  Comcast stockholders, including the former Time Warner Cable stockholders, will hold the remaining 67 percent of SpinCo. Comcast will have no ownership interest in or management or control of SpinCo after the spin-off is complete.

In the hope of expediting the regulatory reviews, Comcast has requested that certain aspects of the Comcast-TWC merger and the Comcast-Charter transaction be considered and processed  at the same time by the regulators, although each agency will consider the separate transactions independently and on their own merits and the Comcast-TWC merger is not conditioned on the outcome of the Comcast-Charter transaction.

Q.
AT&T and DIRECTV recently announced their plans to merge.  The announcement has drawn additional attention to the Comcast-TWC merger, as media reports have compared the two mergers.  What impact is the AT&T-DIRECTV merger expected to have on the Comcast-TWC merger?

A.
TWC does not expect the AT&T-DIRECTV merger to impact our merger with Comcast.  Although it is likely that the media and others will discuss the two transactions in tandem and compare the two deals, we expect that each proposed merger will be evaluated by regulators on its own merits.  The AT&T-DIRECTV merger in no way diminishes the strong pro-competitive, public interest benefits that will result from the Comcast-TWC merger.

Q.
Two congressional committees have now held hearings on the Comcast-TWC merger, during which members raised concerns about the deal.  Is there any concern that Congress will block the merger?  Are more congressional hearings expected?

A.
Although Congress plays an important role in overseeing the activities of federal agencies, including agency review of proposed mergers like the Comcast-TWC merger, transactions of this nature only require approval from the federal, state and local agencies having jurisdiction.  As noted above, no additional congressional hearings are scheduled at this time, but it is possible that such hearings will be scheduled, particularly in relation to the Comcast-Charter transaction.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this communication are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and Time Warner Cable intends that all such statements be covered by the safe harbor provisions of the federal securities laws.  Statements herein regarding future financial and operating results and any other statements about future expectations, including any statements related to the proposed acquisition of Time Warner Cable by Comcast Corporation (“Comcast”), constitute “forward-looking statements.” These forward-looking statements may be identified by words such as “believe,” “expects,” “anticipates,” “projects,” “intends,” “should,” “estimates” or similar expressions. These statements are based on management’s current expectations or beliefs and may involve estimates and assumptions that are subject to risks, uncertainties, changes in circumstances and other factors.  Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors, and other factors affecting the operations of Time Warner Cable, including the proposed acquisition by Comcast.  Additional information concerning these and other factors can be found in Time Warner Cable’s and Comcast’s respective filings with the Securities and Exchange Commission (the “SEC”), including Time Warner Cable’s and Comcast’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Time Warner Cable and Comcast assume no obligation to, and expressly disclaim any such obligation to, update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

ADDITIONAL INFORMATION

In connection with the proposed transaction between Comcast and Time Warner Cable, on August 25, 2014, Comcast filed with the SEC an amendment to the registration statement on Form S-4 that was originally filed on March 20, 2014, containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast. The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

CERTAIN INFORMATION REGARDING PARTICIPANTS

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed Time Warner Cable/Comcast transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014, and its Current Report on Form 8-K, which was filed with the SEC on July 1, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.